FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 27, 2022	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2021

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND

THE FISCAL YEAR ENDED DECEMBER 31, 2021

January 27, 2022

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Year ended December 31, 2021	Year ended December 31, 2020	Change(%)	Year ended December 31, 2021	Year ending December 31, 2022	Change(%)
Net sales	¥3,513,357	¥3,160,243	+ 11.2	$30,550,930	¥3,870,000	+ 10.2
Operating profit	281,918	110,547	+ 155.0	2,451,461	332,000	+ 17.8
Income before income taxes	302,706	130,280	+ 132.4	2,632,226	360,000	+ 18.9
Net income attributable to Canon Inc.	¥214,718	¥83,318	+ 157.7	$1,867,113	¥245,000	+ 14.1

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥205.35	¥79.37	+ 158.7	$1.79	¥234.31	+ 14.1
- Diluted	205.29	79.35	+ 158.7	1.79	234.24	+ 14.1

	Actual
	As of December 31, 2021	As of December 31, 2020	Change(%)	As of December 31, 2021
Total assets	¥4,750,888	¥4,625,614	+ 2.7	$41,312,070

Canon Inc. shareholders’ equity	¥2,873,773	¥2,575,031	+ 11.6	$24,989,330

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY115=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2021, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2021 in Review

Looking back at 2021, the global economy continued to recover as movement restrictions were gradually eased and the rollout of vaccines worldwide encouraged resumption of economic activities. However, production activity stagnated due to a resurgence of coronavirus disease (“COVID-19”) infections. In addition, the global shortage of semiconductor chips and the disruption in logistic and distribution channels due to high demand became a serious issue in the second half of the year. In the United States, economic recovery advanced as a result of the increased personal consumption and expansion of capital investment through economic measures. In Europe, restrictions on economic activities were eased in each country, with increasing personal consumption and expansion of capital investment leading to a steady economic recovery. In China, personal consumption and exports continued to grow steadily despite sluggish infrastructure investment. In other emerging countries, economic recovery was modest due to stagnant economic activity caused by the spread of COVID-19 infections, mainly in India and Southeast Asia. In Japan, economic recovery remained moderate due to the prolonged State of Emergency.

Amid these conditions, in the markets in which Canon operates, demand for products remained solid, despite the impact of the shortage of semiconductor chips in the second half of the year. Demand for office multifunction devices (MFDs) continued to recover. For laser printers, demand remained at the same level as the previous year. For Inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras. For medical equipment, despite delays in the installation of medical devices in some areas due to the resurgence of COVID-19 infections, recovery continued thanks to the return of routine examinations at medical institutions compared with the previous year, in which COVID-19 testing was prioritized. For lithography equipment, demand for semiconductor lithography equipment continued amid favorable market conditions and FPD (Flat Panel Display) lithography equipment remained solid.

The average value of the yen for the year was ¥109.93 against the U.S. dollar, a year-on-year depreciation of approximately ¥3, and ¥129.94 against the euro, a year-on-year depreciation of approximately ¥8.

In 2021, unit sales of office MFDs were above those of the previous year, despite the shortage of semiconductor chips in the second half of the year. Sales of services and consumables moderately recovered due to the gradual increase in employees returning to the office and resulting demand for related services and consumables. As for the Prosumer consisting of laser printers and inkjet printers, unit sales were below those of the previous year due to the stagnation of production activity resulting from a resurgence of COVID-19 infections in Southeast Asia. However, unit of sales of laser printer consumables increased significantly compared with the previous year, during which demand had decreased. For interchangeable-lens digital cameras, unit sales remained at around the same level as the previous year due to the shortage of semiconductor chips, despite continued strong sales of full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased mainly in Japan and North America due to strong sales of computed tomography (CT) systems and diagnostic ultrasound systems as a result of recovering demand in key markets and government’s support for medical institutions. While unit sales for semiconductor lithography equipment remained solid, unit sales for FPD lithography equipment were significantly above those of the previous year, when equipment installation stagnated due to circumstances related to COVID-19. Under these conditions, net sales for the year increased by 11.2% year-on-year to ¥3,513.4 billion. Gross profit as a percentage of net sales increased by 2.8 points to 46.3%, due to recovery of services and consumables, expansion of highly profitable products and currency exchange rate fluctuations. Gross profit for the year increased by 18.3% year-on-year to ¥1,627.8 billion. Operating expenses increased by 6.4% year-on-year to ¥1,345.9 billion, mainly due to currency exchange rate fluctuations. However, operating expense percentage improved significantly from 40.0% to 38.3% thanks to the results of structural reform and group-wide improvements in productivity. As a result, operating profit increased by 155.0% year-on-year to ¥281.9 billion. Other income (deductions) increased by ¥1.1 billion year-on-year to ¥20.8 billion, due to such factors as valuation gain on securities, while income before income taxes increased by 132.4% year-on-year to ¥302.7 billion and net income attributable to Canon Inc. increased by 157.7% year-on-year to ¥214.7 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥205.35 for the year, a year-on-year increase of ¥125.98.

Results by Segment

Looking at Canon’s full year performance by business unit, in the Printing Business Unit, unit sales of office MFDs increased compared with the previous year as the imageRUNNER ADVANCE DX series saw solid demand and demand for MFDs continued to recover despite the shortage of semiconductor chips. Sales of services and consumables increased due to a recovery in office occupancy rates. For equipment in the production printing market, the varioPRINT iX series of high-speed sheet-fed color inkjet presses earned favorable reviews, and sales of services and consumables increased due to the recovery. As for laser printers, unit sales decreased compared with the previous year due to stagnation of production activity resulting from the resurgence of COVID-19 infections in Southeast Asia. However, sales of consumables increased significantly compared with the previous year, during which time demand had decreased. For inkjet printers, unit sales were below those of the previous year due to stagnation of production activity in Southeast Asia. However, unit sales of refillable ink tank printers were above those of the previous year due to solid global demand. Total sales were above those of the previous year due to a focus on higher-priced models. These factors resulted in total sales for the business unit of ¥1,938.8 billion, a year-on-year increase of 7.4%, while income before income taxes increased by 53.1% year-on-year to ¥233.0 billion.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were the same level as the previous year due to the shortage of semiconductor chips, despite strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. In addition, sales of RF-series interchangeable lenses increased significantly due to the expansion of the lens product lineup. As for network cameras, despite the continued impact of COVID-19, sales increased mainly as a result of strengthening sales activities for such diversified applications as monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥653.5 billion, a year-on-year increase of 20.7%, while income before income taxes increased by 1,484.5% year-on-year to ¥78.5 billion.

As for the Medical Business Unit, although the resurgence of COVID-19 infections and the shortage of semiconductor chips and shipping containers had an impact on production and installation, sales remained solid due to returning routine examinations at medical institutions. Sales of CT systems and diagnostic ultrasound systems increased mainly due to capitalizing on opportunities with medical institutions in Japan supported by the government and recovering demand in the North America. These factors resulted in total sales for the business unit of ¥480.4 billion, a year-on-year increase of 10.2%, while income before income taxes increased by 34.3% year-on-year to ¥34.3 billion, recording highs for both sales and income before income taxes for the Medical Business Unit.

As for the Industrial & Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year due to strong demand in a wide range of products such as sensors and memory. For FPD lithography equipment, demand for panels used in devices including laptops, tablets and high-resolution display panels remained strong. As a result, unit sales increased significantly compared with the previous year, when equipment installation stagnated due to circumstances related to COVID-19. These factors resulted in total sales for the business unit of ¥545.7 billion, a year-on-year increase of 18.2%, while income before income taxes totaled ¥44.7 billion, a year-on-year increase of 105.9%.

Cash Flow

During 2021, cash flow from operating activities increased by ¥117.2 billion year-on-year to ¥451.0 billion due to a significant increase in profit and working capital improvement. Cash flow used in investing activities increased by ¥51.8 billion year-on-year to ¥207.3 billion mainly due to the acquisition of Redlen Technologies Inc. intended for key parts creation of CT systems and capital investment towards enhancing production capacity. Accordingly, free cash flow increased by ¥65.4 billion compared with the previous year to ¥243.8 billion.

Cash flow from financing activities is mainly comprised of the refinancing and the repayment of loans which was provided for the acquisition of Toshiba Medical Systems Corporation (Canon Medical Systems Corporation) resulting in the decrease of long-term loans by ¥170.0 billion. In addition, total outlay recorded ¥267.4 billion due to the dividend payout.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents decreased by ¥6.3 billion to ¥401.4 billion from the end of the previous year.

Outlook

As for the outlook for 2022, despite the resurgence of COVID-19 infections due to new variants, the impact on economic activity is expected to be more limited due to the progress of vaccination programs. However, the outlook for the global economy remains uncertain, with risks such as delays in the supply of semiconductor chips and high demand for international freight transport. Under these conditions, the global economy is expected to maintain a recovery trend over the long term, supported by various economic measures and fiscal policies in each country and region.

In the markets in which Canon operates, for office MFDs, despite the impact of the shortage in the supply of semiconductor chips in the first half of the year, demand is expected to increase due to the recovery of office occupancy rates. For laser printers, demand is expected to increase due to recovery of demand from offices in addition to home use, which has become more widespread. For inkjet printers, demand is expected to remain solid due to remote work and education, which have become more commonplace due to the impact of the COVID-19 pandemic. As for interchangeable-lens digital cameras, demand is expected to remain solid due to the need for high-quality visual expression. In addition, unit sales of interchangeable-lens digital cameras is expected to exceed that of the current fiscal year due to the effects of backorders caused by the shortage of semiconductor chips in the current fiscal year. Canon will strengthen the competitiveness of product lineup mainly in EOS R system cameras and interchangeable lenses while reinforcing sales promotion efforts amid a shift to mirrorless cameras. For network cameras, the market is expected to continue growing due to the stable expansion of sales markets and increasing demand for video analysis solutions. As for the medical equipment market, demand is expected to remain solid, although a downturn in demand is expected as a result of government’s support for medical institutions during the fiscal year. For semiconductor lithography equipment, demand from a wide range of fields is expected to continue.

With regard to currency exchange rates on which Canon bases its performance outlook, Canon anticipates exchange rates of ¥112 to the U.S. dollar and ¥130 to the euro, representing depreciation of approximately ¥2 against both the U.S. dollar and the same level against the euro as the previous year.

Upon taking into consideration the current economic forecast, the aforementioned currency exchange rates, fulfillment of backorders in the current fiscal year, recovery of office printing and enhancing the production processes of semiconductor lithography equipment, Canon projects full-year consolidated net sales of ¥3,870.0 billion, a year-on-year increase of 10.2%; operating profit of ¥332.0 billion, a year-on-year increase of 17.8%; income before income taxes of ¥360.0 billion, a year-on-year increase of 18.9%; and net income attributable to Canon Inc. of ¥245.0 billion, a year-on-year increase of 14.1%.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2021	As of December 31, 2020	Change
ASSETS
Current assets	1,878,345	1,789,143	89,202
Cash and cash equivalents	401,395	407,684	(6,289)
Short-term investments	3,377	71	3,306
Trade receivables	522,432	546,771	(24,339)
Inventories	650,568	562,807	87,761
Prepaid expenses and other current assets	314,489	284,556	29,933
Allowance for credit losses	(13,916)	(12,746)	(1,170)
Non-current assets	2,872,543	2,836,471	36,072
Noncurrent receivables	16,388	17,276	(888)
Investments	60,967	49,994	10,973
Property, plant and equipment, net	1,041,403	1,037,680	3,723
Operating lease right-of-use assets	95,791	107,361	(11,570)
Intangible assets, net	301,793	318,497	(16,704)
Goodwill	953,850	915,564	38,286
Other assets	404,720	392,066	12,654
Allowance for credit losses	(2,369)	(1,967)	(402)

Total assets	4,750,888	4,625,614	125,274

LIABILITIES AND EQUITY
Current liabilities	1,060,833	1,326,189	(265,356)
Short-term loans and current portion of long-term debt	44,891	392,235	(347,344)
Short-term loans related to financial services	42,300	45,000	(2,700)
Other short-term loans and current portion of long-term debt	2,591	347,235	(344,644)
Trade payables	338,604	303,809	34,795
Accrued income taxes	43,081	18,761	24,320
Accrued expenses	323,929	317,716	6,213
Current operating lease liabilities	30,945	32,307	(1,362)
Other current liabilities	279,383	261,361	18,022
Non-Current liabilities	591,626	515,384	76,242
Long-term debt, excluding current installments	179,750	4,834	174,916
Accrued pension and severance cost	248,467	345,897	(97,430)
Noncurrent operating lease liabilities	65,385	76,796	(11,411)
Other noncurrent liabilities	98,024	87,857	10,167

Total liabilities	1,652,459	1,841,573	(189,114)

Canon Inc. shareholders’ equity	2,873,773	2,575,031	298,742
Common stock	174,762	174,762	-
Additional paid-in capital	403,119	404,620	(1,501)
Retained earnings	3,606,052	3,478,807	127,245
Legal reserve	68,015	69,436	(1,421)
Other retained earnings	3,538,037	3,409,371	128,666
Accumulated other comprehensive income (loss)	(151,794)	(324,789)	172,995
Treasury stock, at cost	(1,158,366)	(1,158,369)	3
Noncontrolling interests	224,656	209,010	15,646

Total equity	3,098,429	2,784,041	314,388

Total liabilities and equity	4,750,888	4,625,614	125,274

* Canon has changed the presentation of allowance for credit losses as defined in Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses - (Topic 326): Measurement of Credit Losses on Financial Instruments, from the beginning of the first quarter of 2021. Consolidated balance sheet for the year ended December 31, 2020 also has been reclassified.

* Canon has changed the presentation of “Short-term loans related to financial services” separated from “Short-term loans and current portion of long-term debt” from the fourth quarter of 2021 in the consolidated balance sheets. This change was made to enhance the presentation of the Company’s short-term borrowings for the users of the consolidated financial statements. To conform with the current year change in the presentation, consolidated balance sheet for the year ended December 31, 2020 also has been reclassified.

	Millions of yen
	As of December 31, 2021	As of December 31, 2020
Notes:
1. Accumulated depreciation	2,862,801	2,770,106
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	5,519	(113,646)
Net gains and losses on derivative instruments	(894)	100
Pension liability adjustments	(156,419)	(211,243)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the fourth quarter

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2020	Change(%)
Net sales	955,449	945,735	+	1.0
Cost of sales	517,598	531,421

Gross profit	437,851	414,314	+	5.7
Operating expenses:
Selling, general and administrative expenses	286,166	265,505
Research and development expenses	76,328	72,576

	362,494	338,081

Operating profit	75,357	76,233	-	1.1
Other income (deductions):
Interest and dividend income	713	641
Interest expense	(205)	(260)
Other, net	(4,306)	3,570

	(3,798)	3,951

Income before income taxes	71,559	80,184	-	10.8
Income taxes	8,132	22,385

Consolidated net income	63,427	57,799
Less: Net income attributable to noncontrolling interests	3,629	4,210

Net income attributable to Canon Inc.	59,798	53,589	+	11.6

Results for the fiscal year
	Millions of yen
	Year ended December 31, 2021	Year ended December 31, 2020	Change(%)
Net sales	3,513,357	3,160,243	+	11.2
Cost of sales	1,885,565	1,784,375

Gross profit	1,627,792	1,375,868	+	18.3
Operating expenses:
Selling, general and administrative expenses	1,058,536	993,009
Research and development expenses	287,338	272,312

	1,345,874	1,265,321

Operating profit	281,918	110,547	+	155.0
Other income (deductions):
Interest and dividend income	2,232	2,923
Interest expense	(647)	(854)
Other, net	19,203	17,664

	20,788	19,733

Income before income taxes	302,706	130,280	+	132.4
Income taxes	71,866	34,337

Consolidated net income	230,840	95,943
Less: Net income attributable to noncontrolling interests	16,122	12,625

Net income attributable to Canon Inc.	214,718	83,318	+	157.7

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

        Consolidated statements of comprehensive income

        Results for the fourth quarter

	Millions of yen
	Three months ended December 31, 2021	Three months ended December 31, 2020	Change(%)
Consolidated net income	63,427	57,799	+	9.7
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	40,006	18,979
Net gains and losses on derivative instruments	(648)	412
Pension liability adjustments	36,373	9,900

	75,731	29,291

Comprehensive income (loss)	139,158	87,090	+	59.8
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,449	5,143

Comprehensive income (loss) attributable to Canon Inc.	133,709	81,947	+	63.2

Results for the fiscal year
	Millions of yen
	Year ended December 31, 2021	Year ended December 31, 2020	Change(%)
Consolidated net income	230,840	95,943	+	140.6
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	120,439	(17,354)
Net gains and losses on derivative instruments	(972)	970
Pension liability adjustments	56,508	1,382

	175,975	(15,002)

Comprehensive income (loss)	406,815	80,941	+	402.6
Less: Comprehensive income (loss) attributable to noncontrolling interests	19,102	13,961

Comprehensive income (loss) attributable to Canon Inc.	387,713	66,980	+	478.8

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter

	Millions of yen
Sales by business unit	Three months ended December 31, 2021	Three months ended December 31, 2020	Change(%)
Printing	520,650	503,088	+	3.5
Imaging	181,297	185,285	-	2.2
Medical	128,457	122,752	+	4.6
Industrial and Others	152,744	159,359	-	4.2
Eliminations	(27,699)	(24,749)		-

Total	955,449	945,735	+	1.0

	Millions of yen
Sales by region	Three months ended December 31, 2021	Three months ended December 31, 2020	Change(%)
Japan	228,365	221,517	+	3.1
Overseas:
Americas	258,540	251,752	+	2.7
Europe	242,314	241,454	+	0.4
Asia and Oceania	226,230	231,012	-	2.1

	727,084	724,218	+	0.4

Total	955,449	945,735	+	1.0

Results for the fiscal year
	Millions of yen
Sales by business unit	Year ended December 31, 2021	Year ended December 31, 2020	Change(%)
Printing	1,938,847	1,804,427	+	7.4
Imaging	653,532	541,314	+	20.7
Medical	480,362	436,074	+	10.2
Industrial and Others	545,742	461,522	+	18.2
Eliminations	(105,126)	(83,094)		-

Total	3,513,357	3,160,243	+	11.2

	Millions of yen
Sales by region	Year ended December 31, 2021	Year ended December 31, 2020	Change(%)
Japan	830,378	806,305	+	3.0
Overseas:
Americas	968,839	852,451	+	13.7
Europe	894,898	795,616	+	12.5
Asia and Oceania	819,242	705,871	+	16.1

	2,682,979	2,353,938	+	14.0

Total	3,513,357	3,160,243	+	11.2

*

Based on the realignment of Canon’s internal reporting and management structure, from 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Operating results for the three months ended December 31, 2020 and the year ended December 31, 2020 also have been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) /

Laser printers /Inkjet printers / Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers /

Network cameras / Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras / Broadcast equipment /Multimedia projectors

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems /

Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common stock	Additional paid-in capital	Retained earnings			Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
			Legal reserve	Other retained earnings	Total retained earnings
Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	3,522,655	(308,442)	(1,108,496)	2,685,496	198,484	2,883,980

Cumulative effects of accounting standard update—adoption of ASU No. 2016-13				(159)	(159)			(159)	-	(159)
Equity transactions with noncontrolling interests and other		(316)				(9)	(15)	(340)	1,091	751
Dividends to Canon Inc. shareholders				(126,938)	(126,938)			(126,938)		(126,938)
Dividends to noncontrolling interests									(4,526)	(4,526)
Transfers to legal reserve			1,864	(1,864)	-			-		-

Comprehensive income:
Net income				83,318	83,318			83,318	12,625	95,943
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						(17,355)		(17,355)	1	(17,354)
Net gains and losses on derivative instruments						987		987	(17)	970
Pension liability adjustments						30		30	1,352	1,382
Total comprehensive income (loss)								66,980	13,961	80,941

Repurchases and reissuance of treasury stock		(81)		(69)	(69)		(49,858)	(50,008)		(50,008)
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	3,478,807	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041

Equity transactions with noncontrolling interests and other		(62)						(62)	1,725	1,663
Dividends to Canon Inc. shareholders				(88,891)	(88,891)			(88,891)		(88,891)
Dividends to noncontrolling interests									(5,181)	(5,181)
Transfers from legal reserve		(1,429)	(1,421)	2,850	1,429			-		-

Comprehensive income:
Net income				214,718	214,718			214,718	16,122	230,840
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						119,165		119,165	1,274	120,439
Net gains and losses on derivative instruments						(994)		(994)	22	(972)
Pension liability adjustments						54,824		54,824	1,684	56,508
Total comprehensive income (loss)								387,713	19,102	406,815

Repurchases and reissuance of treasury stock		(10)		(11)	(11)		3	(18)		(18)
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	3,606,052	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2021	Year ended December 31, 2020
Cash flows from operating activities:
Consolidated net income	230,840	95,943
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	221,246	227,825
Loss on disposal of fixed assets	7,745	4,326
Deferred income taxes	(9,826)	(15,542)
Decrease in trade receivables	44,678	15,120
(Increase) decrease in inventories	(61,017)	16,075
Increase (decrease) in trade payables	52,138	(4,636)
Increase in accrued income taxes	24,017	43
(Decrease) in accrued expenses	(8,673)	(16,413)
(Decrease) in accrued pension and severance cost	(41,477)	(16,601)
Other, net	(8,643)	27,665

Net cash provided by operating activities	451,028	333,805
Cash flows from investing activities:
Purchases of fixed assets	(177,350)	(164,719)
Proceeds from sale of fixed assets	3,796	7,815
Purchases of held to maturity securities	(2,216)	-
Purchases of securities	(2,162)	(592)
Proceeds from sale and maturity of securities	1,714	558
Acquisitions of businesses, net of cash acquired	(31,751)	(127)
Other, net	713	1,626

Net cash used in investing activities	(207,256)	(155,439)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	175,100	2,100
Repayments of long-term debt	(347,029)	(11,095)
(Decrease) increase in short-term loans related to financial services, net	(2,700)	5,100
Dividends paid	(88,891)	(126,938)
Repurchases and reissuance of treasury stock, net	(17)	(50,008)
Other, net	(3,829)	(2,608)

Net cash used in financing activities	(267,366)	(183,449)
Effect of exchange rate changes on cash and cash equivalents	17,305	(47)

Net change in cash and cash equivalents	(6,289)	(5,130)
Cash and cash equivalents at beginning of period	407,684	412,814

Cash and cash equivalents at end of period	401,395	407,684

*

Canon has changed the presentation of “(Decrease) increase in short-term loans related to financial services, net” separated from “(Decrease) increase in short-term loans, net” from the fourth quarter of 2021. In addition, Canon has changed the presentation of “(Decrease) increase in short-term loans, net” included in “Cash flows from financing activities: Other, net”. This change was made to enhance the presentation of the Company’s short-term borrowings for the users of the consolidated financial statements. To conform with the current year change in the presentation, consolidated statement of cash flows for the year ended December 31, 2020 also has been reclassified.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fiscal year	Millions of yen
	Year ended December 31, 2021	Year ended December 31, 2020	Change(%)
Printing
Net sales:
External customers	1,934,012	1,800,898	+	7.4
Intersegment	4,835	3,529	+	37.0

Total	1,938,847	1,804,427	+	7.4

Operating cost and expenses	1,713,154	1,657,319	+	3.4

Operating profit	225,693	147,108	+	53.4

Other income (deductions)	7,259	5,076	+	43.0

Income before income taxes	232,952	152,184	+	53.1

Total assets	1,009,922	913,931	+	10.5
Depreciation and amortization	69,549	69,725	-	0.3
Capital expenditures	63,609	56,613	+	12.4

Imaging
Net sales:
External customers	651,494	539,560	+	20.7
Intersegment	2,038	1,754	+	16.2

Total	653,532	541,314	+	20.7

Operating cost and expenses	574,814	535,584	+	7.3

Operating profit	78,718	5,730		-

Other income (deductions)	(256)	(778)		-

Income before income taxes	78,462	4,952		-

Total assets	236,143	239,605	-	1.4
Depreciation and amortization	21,840	22,201	-	1.6
Capital expenditures	12,069	12,540	-	3.8

Medical
Net sales:
External customers	480,029	435,368	+	10.3
Intersegment	333	706	-	52.8

Total	480,362	436,074	+	10.2

Operating cost and expenses	450,942	410,830	+	9.8

Operating profit	29,420	25,244	+	16.5

Other income (deductions)	4,876	300		-

Income before income taxes	34,296	25,544	+	34.3

Total assets	311,247	286,749	+	8.5
Depreciation and amortization	12,435	11,781	+	5.6
Capital expenditures	11,888	7,244	+	64.1

Industrial and Others
Net sales:
External customers	449,915	385,177	+	16.8
Intersegment	95,827	76,345	+	25.5

Total	545,742	461,522	+	18.2

Operating cost and expenses	501,434	441,006	+	13.7

Operating profit	44,308	20,516	+	116.0

Other income (deductions)	342	1,171	-	70.8

Income before income taxes	44,650	21,687	+	105.9

Total assets	345,883	348,614	-	0.8
Depreciation and amortization	27,677	28,720	-	3.6
Capital expenditures	25,759	21,276	+	21.1

Corporate and Eliminations
Net sales:
External customers	(2,093)	(760)		-
Intersegment	(103,033)	(82,334)		-

Total	(105,126)	(83,094)		-

Operating cost and expenses	(8,905)	4,957		-

Operating profit	(96,221)	(88,051)		-

Other income (deductions)	8,567	13,964		-

Income before income taxes	(87,654)	(74,087)		-

Total assets	2,847,693	2,836,715	+	0.4
Depreciation and amortization	89,745	95,398	-	5.9
Capital expenditures	65,675	64,054	+	2.5

Consolidated
Net sales:
External customers	3,513,357	3,160,243	+	11.2
Intersegment	-	-		-

Total	3,513,357	3,160,243	+	11.2

Operating cost and expenses	3,231,439	3,049,696	+	6.0

Operating profit	281,918	110,547	+	155.0

Other income (deductions)	20,788	19,733	+	5.3

Income before income taxes	302,706	130,280	+	132.4

Total assets	4,750,888	4,625,614	+	2.7
Depreciation and amortization	221,246	227,825	-	2.9
Capital expenditures	179,000	161,727	+	10.7

*Based on the realignment of Canon’s internal reporting and management structure, from 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Operating results for the fiscal year ended December 31, 2020 also have been reclassified.

*Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

8. NOTE ON SIGNIFICANT CHANGES IN SHAREHOLDERS’ EQUITY

None.

9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

10. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2021	Year ended December 31, 2020
Net income attributable to Canon Inc.
-Basic	214,718	83,318
-Diluted	214,714	83,315

	Number of shares
Average common shares outstanding
-Basic	1,045,632,588	1,049,802,197
-Diluted	1,045,909,654	1,050,031,888

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	205.35	79.37
-Diluted	205.29	79.35

(2) SUBSEQUENT EVENT

On January 5, 2022, Canon borrowed ¥70 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 30, 2022

Audit & Supervisory Board Members

(1) Audit & Supervisory Board Member to be retired

Ryuichi Ebinuma	(Audit & Supervisory Board Member)

(2) Candidate for new Audit & Supervisory Board Member to be appointed

Katsuhito Yanagibashi	(Advisor of Canon Medical Systems Corporation)

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Executive Officers

(1) Executive Officer to be retired

      Effective Date: March 31, 2022

Toshihiko Kusumoto	(Managing Executive Officer, Deputy Chief Executive of Digital Printing Business Operations)

(2) New Executive Officers to be appointed

      Effective Date: April 1, 2022

Makoto Kambe	(Senior General Manager of Human Resources Management & Organization Center)

Hirotomo Fujimori	(Senior General Manager of Public Relations Center)

Isao Kobayashi	(Vice President of Canon U.S.A., Inc.)

(3) Executive Officers to be promoted

      Effective Date: April 1, 2022

Senior Managing Executive Officer	Masanori Yamada	(Managing Executive Officer, Head of Imaging Group)

Senior Managing Executive Officer	Aitake Wakiya	(Managing Executive Officer, Executive Vice President & CFO of Canon Europe Ltd.)

Senior Managing Executive Officer	Katsumi Iijima	(Managing Executive Officer, Group Executive of Digital Business Platform Development Headquarters)

Managing Executive Officer	Takanobu Nakamasu	(Executive Officer, Executive Vice President of Canon Europe Ltd.)

Managing Executive Officer	Tamaki Hashimoto	(Executive Officer, Unit Executive of Solution & Recurring Product Business Unit)